EXHIBIT 10.1(ii)

ADDENDUM

This Addendum is made in Jerusalem as of this 22 day of November, 2005 (the “Effective Date”) and is entered in to by and among Yissum the Research Development Company of the Hebrew University of Jerusalem (hereinafter: “Yissum”) and Biocancell Therapeutic Inc., a company incorporated under the laws of the State of Delaware (hereinafter: “DBTI”) and Biocancell Therapeutics Ltd., a company established under the laws of the State of Israel (hereinafter: “DBTL”) (DBTI and DBTL shall collectively be referred to as the “Company”), for the purposes of amending certain provisions in the Exclusive License Agreement executed by Yissum, DBTI and DBTL on November 14, 2005 (hereinafter: the “License Agreement”), all as set forth hereunder.

1.	Capitalized terms used in this Addendum shall have the meaning ascribed to them in the License Agreement.

2.	This Addendum shall form an integral part of the License Agreement.

3.	Yissum and the Company agree that as of the Effective Date, the provisions set forth below in the License Agreement will be amended as follows:

(a)	section 3.2 of the License Agreement shall be replaced in its entirety with the following provision:

Sixty (60) days after the end of each calendar year commencing from the date of the First Commercial Sale, Company shall furnish Yissum with an annual report (herein the “Periodic Report”) detailing the total sales effected during the reporting period and the total Royalties and Sub-license Revenues due to Yissum in respect of that period.

(b)	section 10.1 of the License Agreement shall be replaced in its entirety with the following provision:

Unless earlier terminated, as hereinafter provided, the term of this Agreement shall expire on a country-by-country basis at such time when no Valid Claim exists, or if no Patent was issued in a country, on the ninth anniversary of the First Commercial Sale in such country, thereafter the License in such country shall expire, provided in each case that Company may extend the term of the Agreement on a country-by-country basis for an additional period of one year each by continuing to pay the consideration set forth in section 3. Upon the expiration of the License in a given country (as set forth above), the Company shall have a perpetual, worldwide, royalty-free, fully paid-up License in that country.

(c)	All sections of the License Agreement not amended by the terms of this Addendum shall remain unchanged and of full force and effect.

4.	Yissum and Company agree that the Research Plan and budget attached hereto shall also be attached to the License Agreement and shall form Appendix 2 of the License Agreement.

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement in multiple originals by their duly authorized officers and representatives on the respective dates shown below, but effective as of the Effective Date.

YISSUM RESEARCH DEVELOPMENT COMPANY
OF THE HEBREW UNIVERSITY OF JERUSALEM

By:	/s/ Reuven Ron	By:	/s/ Herve Bercovier

Name:	REUVEN RON	Name:	PROF. HERVE BERCOVIER

Title:	VICE PRESIDENT	Title:	Chairman
Authority for Research and Development
Date:	NOV 22 2005		Hebrew University of Jerusalem

Date:

BIOCANCELL PHARMACEUTICALS INC.

By:	/s/ Avi Barak	By:	/s/ Uri Danon

Name:		Name:	URI DANON

Title:		Title:	PRESIDENT

Date:		Date:	NOV 22, 2005

BIOCANCELL PHARMACEUTICALS LTD.

By:	/s/ Avi Barak	By:	/s/ Uri Danon

Name:		Name:	URI DANON

Title:		Title:	PRESIDENT

Date:		Date:	NOV 22, 2005

Research Plan

General Aims:

1)
To develop additional novel DNA based therapy strategies for bladder cancer. The goals of the present project are accordingly the development of molecular markers for TCC prognosis and of a DNA-based gene therapy tailored to the properties of each tumor, by implementing new molecular diagnostic methods. A novel therapy approach based on patient-specific gene expression profiles in each cancer tailored to individual patients by using selected transcriptional regulatory sequences for DNA-based therapy will be developed. It should enable us to identify likely non-responders in advance, thereby avoiding treatment failures with unnecessary suffering and costs.

2)	Evaluation of the therapeutic effect of new toxin vectors now carrying kanamycin driven by the H19 regulatory sequences.
3)	To continue testing the therapeutic potential of our toxin vector in compassionates patients (case study), to base the safety and efficacy of the treatment for a long term..
4)
In order to perform the clinical trials a large amount of plasmid will be required that can no longer be generated using bench protocols, thus scaling-up nuclei acid purification protocol will be developed.

5)
To use the regulatory sequences of the imprinted genes H19 and Insulin growth factor 2 (IGF-2) for preclinical development of DNA based therapy of human colorectal cancer liver metastasis. The therapeutic potential of the toxin vector will be tested in compassionate patients suffering of liver colon metastases, preparing a platform for a Phase I clinical study.

6)
To further validate the role of H19 acting as an oncogene, to determine the potential dowstream targets of H19, and to substantiate the potential therapeutic value of knocking down H19 in human tumors.

Research Program

1. Since our results so far are based on limited study populations, quantitative expression profiles for H19 and IGF2 (P3 and P4 transcripts) will be determined in a large number of bladder carcinoma specimens using a computerized in situ RNA hybridization analysis technology and quantified by “TMP” (telemolecular pathology) software that permits high resolution quantitative analysis of in situ hybridization photomicrographs and real-time transmission of the resulting images. The goal is to correlate both the numbers of cells expressing H19 and other genes with different stages of bladder cancer and their co-expression in human bladder tumors. This study will be extended to each gene identified as highly expressed in TCC but not expressed in normal tissue. From published data sets on gene expression in TCC and from our own Micro array-based gene expression profiling in bladder cancer, we will extract genes that are not expressed in normal bladder tissue but become induced in invasive or papillary TCC. This expression pattern will be confirmed by RT-PCR on a set of RNAs from TCC and normal bladder tissues from different stages available in the lab and on TCC cell lines. For the following investigation, genes will be selected that are not significantly expressed in other adult tissues (except in testes), i.e. oncofetal markers (like H19) or cancer-testis antigens (like the MAGE-A genes). In parallel to the ongoing investigation of tissue specimens, collection of follow-up data for the patients will be continued to determine whether expression of transcripts of H19, IGF2 or other genes identified using expression profiling with DNA Microarrays, differs not only between different stages and grades of bladder cancer, but has also prognostic value. Genes yielding significant prognostic results in univariate analysis will be tested further in multivariate analysis together with established prognostic parameters (TNM stage, tumor grade, multifocality etc.). Further, selected regulatory sequences confirmed as differentially expressed in normal tissue/cells and cancer tissues/cells will be tested for promoter activity in transfection experiments.

Subsequently to the studies on tumor tissues, we aim to evaluate at least one urine-based DNA TCC marker each or a combination of markers that supersedes the diagnostic accuracy and reproducibility, and preferably also the economy, of presently known markers.

2. The experiments in this part of the work program aim at expanding the repertoire of transcriptional activating sequences that are differentially expressed in bladder cancer to become capable of treating a broader range of TCC beyond those that express H19. The research plan calls for invoking tumor specific-dependent regulatory sequences to selectively express cytotoxic effectors in tumor cells. Currently, the arsenal of our therapeutic vectors comprises constructs carrying regulatory sequences of H19 and of IGF2. H19-DT-A constructs have been developed to the point of using them in patients. The selected regulatory elements will be incorporated into plasmid vectors (“naked DNA”) containing reporter (β-galactosidase, luciferase or GFP) or toxin genes. The plasmid vector to be used as backbone for the regulatory sequence analyses will be pGL3 (Promega). Delivery via plasmid vector (“naked DNA”), has been found to be surprisingly efficient in vivo according to our Preliminary Studies. Activity of the plasmid constructs will be assessed ex vivo in human and murine tumor cell lines selected by their pattern of expression and in normal urothelial cells for comparison. By the end of these ex vivo analyses, we expect to assemble a variety of optimized vectors, with both reporter and toxin genes, to be entered into animal in vivo efficacy studies as described below. The therapeutic potential of toxin expression constructs driven by the selected tumor specific regulatory sequences will be studied in distinct animal models of bladder cancers which are complementary and permit the study of tumors with distinctive histopathologies. All animal models and techniques for investigation of the animal tumors are established and have been used in previous work. (A) Since BBN-induced rat bladder tumors share histological features with human papillary bladder TCC, we will employ this animal model. Once rumors have been BBN induced, our therapeutic vectors will be evaluated by intravesical gene delivery. Naked DNA expression constructs complexed with a DNA/PEI (polyethylenimine) will be delivered intravesically via catheter, after removing the urine. Intravesical delivery enables local administration and efficient delivery of therapeutic genes to cancer cells with minimal systemic exposure. We will start with marker experiments, using reporter expression constructs (β-gal, GFP and Luc) to monitor delivery efficiency and check the selective activity of tumor-specific promoters. Then the DT-A toxin and the CD expression vectors will be evaluated. (2) The second animal model will consist of human bladder carcinoma cell lines implanted into nude mice. We will study the therapeutic potential of our toxin vectors on orthotopically implanted cell lines (UMUC-3, RT-112) in female CD-1 nude mice. DNA will be administered transurethrally 4 and 7 d after cells implantation. We will use these human bladder cancer cells engineered to stably express the GFP protein in vivo to visualize the tumor burden over time by intravital imaging using a Macro-illumination imaging system, allowing us to reduce the number of animals used in these experiments.

3. An expression vector expressing the human gene TNF-α under the control of the H19 promoter will be generated and its function will be assessed ex-vivo in various bladder carcinoma cell lines selected by their pattern of expression of H19. The anti-proliferation and in vitro killing effect of TNF-α will be verified by cell counting and MTT assay. The TNF-α expression level following transfection will be assayed by ELISA in the supernatant. Effects of the H19-TNF-α vector will be compared to those of DTA-H19 and the combined effect of both vectors. These experiments will serve to test the potential synergisim between DT-A and TNF-α in TCC. In particular, the combined effect of the two plasmids expressing the DT-A or the TNF-α will be tested in cell lines that are resistant to the cytotoxic effect of either DT-A or TNF-α. The therapeutic potential of the expression vectors for TNF-α and their potential synergistic antitumor effect with DT-A vectors will then be explored in two animal models: (A) immunocompromised CD-1 mice implanted with human bladder carcinoma cell lines. Two weeks after tumor cell inoculation the tumor size will be measured. One group of mice will then be treated with the toxin vector DTA-H19, a second group with the vector expressing the TNF-α under the control of the H19 promoter, a third group will be treated with the combination of both toxin vectors. A fourth control group will be treated with luciferase reporter vector, containing H19 transcriptional regulatory sequences. The mice will receive three intratumoral injection of the vectors every 2 days. The animals will be sacrificed 3 days after the last injection, the tumors will be excised and their ex-vivo weight and volume will be measured. Samples of the tumors will be processed for histological examination for evidence of necrosis and persistent tumor. To monitor the in vivo TNF-α expression at the mRNA level, RNA from the tumors will be isolated and RT-PCR will he performed. (B) bladder tumors induced by subcutaneous injection of syngenic mouse bladder carcinoma cells into the back of female C3H/He mice. Two weeks after tumor development the mice will be randomized into four groups and treated as described in (A).

4. We have previously reported the construction of expression vectors carrying the gene for diphtheria toxin A (DT-A under the control of a 814 bp 5’-flanking region of the H19 gene). The cell killing activity of these constructs corresponded to the activity of the H19 regulatory sequence in the transfected cells. The therapeutic potential of toxin expression constructs driven by H19 regulatory sequences was evaluated in distinct animal models of bladder cancers. The Food and Drug Administration (FDA) advises strongly against the use of β-lactam resistance markers in plasmids that will be used as therapeutics. Thus, the β-lactam resistance marker cassette in the plasmid expressing either the DT-A gene or the reporter gene will be replaced by kanamycin resistance gene. Governmental regulatory issues and plasmid efficacy should be taken into account when designing the plasmid vector intended for use in clinical trials. In order to validate the biological activity of the vectors now carrying the kanamicyn resistance gene, in vitro and in vivo experiments will be performed. The biologic or pharmacologic activity of the constructs carrying the kanamycin resistance gene will be tested by in vitro bridging experiments, and compared to that obtained using the plasmids carrying the Amp resistance gene. The therapeutic potential and the safety of the kanamycin carrying toxin expression constructs driven by H19 regulatory sequences will be evaluated in two distinct animal models of bladder cancers which are complementary and permit the study of tumors with distinctive histopathologies: I) a rat carcinogen-induced bladder tumor model (with a prominent papillary component) that parallels superficial papillary TCC in humans at varying stages of tumor progression, and II) immunocompromised SCID mice implanted with human bladder carcinoma cell lines.

5. The therapeutic potential of the kanamycin carrying toxin expression constructs driven by H19 regulatory sequences will be tested in compassionate patients (including the patients that were already treated with the toxin vector carrying the Amp resistance gene) that underwent several transurethral resection of superficial low-grade tumor, while no adjuvant intravesical treatments succeeded to stop the recurrences. Patients will receive DTA-H19 intravesically on day 1. Treatment will continue once a week for a total of 6 weeks in the absence of unacceptable toxicity. The patient will receive escalating doses of DTA-H19. In the absence of grade III toxicity or worse in the first cohort treated, subsequent cohorts of patients each will receive escalating doses of DTA-H19 on the same schedule. If no toxicity will be observed dose escalation will continue. If the patient experiences grade IV toxicity, dose escalation will cease and the MTD (maximal tolerated dose) will be defined as the previous dose level. One week after completion of treatment the patient will be evaluated by video-cytoscopy, urinary cytology and bladder biopsy, monitoring of residual H19-DTA in body fluids including urine, blood and nose smear will be performed by PCR. Patients will be tested for electrolytes, kidney and liver function. Six weeks after treatment completion patients will undergo video-cytoscopy, urinary cytology and biopsy, monitoring of residual DTA-H19 in body fluids including urine, blood and nose smear by PCR, and testing for electrolytes, kidney and liver function. Follow-up will continue every three months by video-cytoscopy during the first year after treatment and by routine clinical monitoring after that.

6. After testing the selected regulatory sequences in animal models, optimization of therapy strategies in human will be performed. In order to perform a clinical trial using one of the validated therapeutic vectors a large amount of plasmid will be required that can no longer be generated using bench protocols, thus scaling-up nuclei acid purification protocol will be developed. Following the scale-up procedure, lot-to-lot release tests will be established, monitoring consistency and lot reproducibility. Govermental regulatory issues and plasmid efficacy will he taken into account when designing the plasmid vetor intended for use in clinical trials. In accordance with regulatory requirements, a master cell bank will be generated for small-scale GMP production. A pilot batch of the plasmid will be produced and evaluated in pre-clinical studies. A process for the production of 65 liter will be developed, in comparison to the current lab procedure, that produces only 0.5 liter. GMP manufacture of plasmid for use in human clinical studies will include the performance and documentation of Quality Control (QC) tests. The production process will be free of RNase for the generation of media lysates to avoid potential contamination of the final product with any animal derived component, and hence putative human pathogens (e.g. bovine spongiform encephalopathy), which is in compliance with FDA regulations and deals with the challenges related to the large-scale production of E. Coli, which includes optimization of the biologicals system (vector/host/fermentation media). Essentially the process involves fermentation, cell lysis and purification through a series of centrifugation and wash steps, endotoxin removal and plasmid purification on a DEAE anion exchange chormatography column, and plasmid concentration by isopropanol. The plasmid product will be tested for specifications and lot-to-lot release. The DNA contenst in the plasmid and the presence of other cell-derived contaminants, such as RNA and proteins, will be evaluated by measuring the A260/280 ratio of absorbance. The homogeneity of size and structure, supercoiled vs. linear, will be tested by gel electrophoresis.

The identity of the DNA plasmid will be determined by restriction enzyme digestion with multiple enzymes. A test for sterility to detect aerobic and anaerobic bacteria and Mycoplasm testing will be performed.

7. We have previously showed that the human H19 and IGF2-P3 regulatory sequences were able to drive the DT-A expression in the rat colon carcinoma CC531 cells (Ohana et al 2005). The cell killing activity of these constructs corresponded to the activity of the H19 regulatory sequence in the transfected cells. Therefore, these cells proved to be suitable for the generation of the orthotopic animal model used in this study to examine the anti-tumor effect of DTA-H19 and DTA-P3 expression vectors in vivo. This therapy was shown recently to successfully reduce subcapsular induced liver tumors in a metastatic model of rat CC531 colon carcinoma (Ohana et al. 2005). Although a connection between IGF II expression and the development of liver metastases from colorectal cancers has been shown thus far H19 expression in liver metastases in humans, has not been studied. We investigated the expression of the imprinted oncofetal H19 gene in hepatic metastases derived from a range of human carcinomas, and assessment of its prognostic value in order to establish the basis for developing a DNA based therapy for such metastases. The positive results using the toxin vector DTA-H19, prompted us to test during the next year the antitumoral effect of the toxin vector DTA-P3 and DTA-P4 injected intraperitoneally in combination with the transfection enhancer PEI, into the rat orthotopic model for colon metastases in the liver. Preliminary experiments support the concept that regional arterial delivery of the expression vectors might be an effective treatment for colorectal liver metastases. The therapeutic potential of the toxin constructs DTA-H19, DTA-P3 and DTA-P4, will be evaluated in the established liver metastases animal model following repeated regional delivering of the toxin vectors using intrahepatic injection. In this approach we combine the use of the regulatory sequences of the H19 and IGF2-P3 genes that drive the expression of the cytotoxic gene in the tumors only and regional arterial delivery of these toxin vectors. Like in clinical practice, implantable ports will be used to allow repeat administration of the vector.

The replacement of the Amp resistance gene by the Kan resistance gene in the expression vectors DTA-P3 and DTA-P4 will also be performed.

These experiments may serve as a platform for the design of a clinical study on compassionate patients.

8. Preliminary in vitro experiments using Hep3B hepatocarcinoma cells showed that H19 RNA was knockdown as determined by RT-PCR analysis. Recent results showed that HCC tumors fromed from Hep3B in vitro transfected with H19 siRNA encountered a significant retardation of tumor growth, and in some cases tumor did not form at all. These preliminary observations encourages us to assess H19 as a therapeutic target for HCC and possibly for other tumors in which H19 is significantly increased. Our initial experiments will be to explore the hypothesis that H19 act as an oncogene both in vitro and in vivo based in our preliminary results. Our next step will be to explore the molecular mechanism of this effect. Our initial observations are suggestive of a therapeutic potential for siRNA against H19 inhibiting tumor growth. We will assess the anti tumor growth effect in vitro in a panel of H19 positive cell lines. The experiments will be performed both in normal and serum starvation conditions. For controls we would apply H19 negative cell lines, from the same lineages and also non-relevant siRNAs with potential low off target effects. The effect of the siRNA against H19 will be assessed by cell proliferation studies and metabolic read-outs. We will investigate and employ different siRNA delivery methods for in vitro and in vivo delivery. To check the therapeutic potential of siRNA duplexes targeting the human H19 RNA, CD-1 nude mice will be implanted with H19 expressing Hep3B cells or other tumor cell lines. For the assessment to the anti-tumor effect in vivo, all tested cell lines will be stably transduced with the luciferse (luc) expression vector; then, luc expression will be assessed with the sensitive CCCD system to monitor and quantify the levels of luc. This will enable us to measure the efficiency of siRNA delivery and also will serve to assess the effect of anti H19 siRNA on tumor growth. We would also determine the anti tumor effect through tumor volume measurements, and by survival studies. The mechanism of the anti-tumor effects will also be investigated in vivo as described above for the in vitro studies.

Research Budget

Hochberg’ lab costs
All figures are in US $K                                           Updated: October 31, 2005

Lab costs (for year #1 only)

Study group	Cost item	Total
Bladder studies	Bridging studies	10
	Immunology studies, cell necrosis caused by DTA-H19 treatment might induce an immune reaction	5
	Compassionate use	4
	IGF2, siRNA and TNF studies	12
Liver studies	Intra arterial administration studies	14
	IGF2, siRNA and TNF studies	12
Annual personnel costs (detailed below)		219
Total costs		276
University overhead of 35%		97
Total Research Cost		373

The Total Research Cost as set forth in this Research Budget shall be paid to Yissum in advance, in four (4) equal installments.

The first installment shall be on July 1, 2006 and the remaining installments shall be paid thereafter at the beginning of each 3 month period.

Lab wages breackdown:

Name	Role	Annual wage	Effort (%)
Prof. Avraham Hochberg		0
Dr. Patricia Chana	Laboratory Manager	60	100%
Prof. Suhail Ayash	Diagnostics and immunology	50	100%
Dr. Birman Tatiana	Pathology and Animal studies	45	100%
Aya Mizrahi, PhD student	Liver studies	10	50%
Blumberg Yair, Msc	Bladder studies	10	100%
Tamar Snieder	Lab Technichian	18	100%
Doron Amit PhD student	IGF2-P4 studies	20	100%
Colel Turgemam		6	25%

Total of annual wages		219

Lab R&D costs	Confidential	Page 1